UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2009 OR
[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _____ to _____

Commission File Number 0-27918

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CENTURY ALUMINUM OF WEST VIRGINIA, INC./
UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

2511 Garden Road
Building A, Suite 200
Monterey, California  93940

B.	Name of issuer of the common stock issued pursuant to the Plan and the address of its principal executive office:

Century Aluminum Company
2511 Garden Road
Building A, Suite 200
Monterey, California  93940

CENTURY ALUMINUM OF WEST VIRGINIA, INC./
UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

TABLE OF CONTENTS	Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-12
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2009 —	13
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	14
Form 5500, Schedule H, Part IV, Line 4j — Schedule of Reportable Transactions	15

NOTE:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of Century Aluminum of West Virginia, Inc. /United Steelworkers of America Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Century Aluminum of West Virginia, Inc. /United Steelworkers of America Savings Plan (the "Plan") as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2009, and (2) reportable transactions for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania
June 29, 2010

CENTURY ALUMINUM OF WEST VIRGINIA, INC./
UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
Investments at fair value:
Investments in mutual funds	$3,773,454	$3,195,829
Common trust funds	3,218,267	2,719,732
Century Aluminum Company common stock	1,711,678	711,059
Participant loans	413,625	431,789
Total investments	9,117,024	7,058,409
Employee contributions receivable	156	21,331
Net assets available for benefits at fair value	9,117,180	7,079,740
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(96,644)	25,495
Net assets available for benefits	$9,020,536	$7,105,235

See notes to financial statements.

CENTURY ALUMINUM OF WEST VIRGINIA, INC./
UNITED STEELWORKERS OF AMERICA SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Net assets available for benefits — Beginning of year	$7,105,235	$8,844,581
Additions:
Investment income:
Net appreciation in fair value	1,863,349	—
Interest and dividends	188,080	306,551
Net investment income	2,051,429	306,551
Employee contributions	147,049	885,398
Total additions	2,198,478	1,191,949
Deductions:
Net depreciation in fair value	—	2,422,557
Benefit payments	282,130	500,586
Net transfers	1,047	8,152
Total deductions	283,177	2,931,295
Net change	1,915,301	(1,739,346)
Net assets available for benefits — End of year	$9,020,536	$7,105,235

See notes to financial statements.

CENTURY ALUMINUM OF WEST VIRGINIA, INC./
UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

1.	DESCRIPTION OF THE PLAN

The following brief description of the Century Aluminum of West Virginia, Inc./United Steelworkers of America Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General — The Plan, established February 7, 1989, is a defined contribution plan for all employees covered by a collective bargaining agreement in effect between Century Aluminum of West Virginia, Inc. (the “Company”) and the United Steelworkers of America, and who participated in the Kaiser Aluminum and Chemical Corporation/United Steelworkers of America Savings Plan on February 6, 1989.  All other West Virginia union employees are eligible for the Plan after they have completed a probationary period of 90 working days. The Plan trust services and recordkeeping services are provided by T. Rowe Price.

Contributions — Participants may elect to have the Company defer up to 100% of their hourly wage subject to Internal Revenue Service limitations. Annual plan pre-tax contributions were limited to $16,500 and $15,500 for 2009 and 2008, respectively; participants 50 years of age or over may make additional catch-up contributions of $5,500 and $5,000 for 2009 and 2008, respectively.  The Company does not make contributions to the Plan.

Vesting — Participants are vested immediately in their contributions plus actual earnings thereon.

Participant Accounts — Participants may elect to have their contributions invested in one or all of the investments listed in Note 4, including Century Aluminum Company common stock.  All contributions are nonforfeitable and participants can transfer balances between funds quarterly.

Payment of Benefits — Subject to provisions in the Plan, participants are entitled to distributions upon reaching age 59½ or earlier in the case of retirement, death, termination, or hardship.  Upon proof of an immediate and heavy financial need, amounts contributed may be withdrawn for a hardship purpose.  Certain income tax penalties may apply to withdrawals or distributions (including participant loan defaults) prior to age 59½.

Participant Loans — Participants may borrow from their fund account a minimum loan amount of $1,000, up to $50,000 or 50% of their account balance, whichever is less.  Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund.  Loan terms range from one to five years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. The interest rate for loan transactions in 2009 and 2008 ranged from 3.25% to 7.25%.  Principal and interest is paid ratably through weekly payroll deductions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Fully Benefit-Responsive Investment Contracts — As required by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 946-210-45, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive under the terms of the Plan.  The statement of changes in net assets available for benefits is presented on a contract value basis.

Investment Valuation and Income Recognition — The Plan’s investments are reported at fair value, except for fully benefit-responsive investment contracts, which are adjusted from fair value to contract value.  Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay Plan benefits.  Investments in mutual funds are stated at the funds’ net asset values per share on the last business day of the Plan’s year-end.  Investments in common stock of Century Aluminum Company are valued at the last reported sales price on the last business day of the Plan’s year-end.  Participant loans are valued at cost, which approximates fair value.  See Note 3 and Note 5 for a discussion of the valuation of the investments in the common trust funds.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a component of net appreciation (depreciation) in the fair market value of such investments.

Use of Estimates — The preparation of financial statements in accordance with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Administrative Expenses — Administrative expenses of the Plan are paid by the Company.

New Accounting Standards Adopted — The accounting standards initially adopted in the 2009 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for benefits or the statement of changes of net assets available for benefits.

Accounting Standards Codification — The FASB Accounting Standards Codification became effective on July 1, 2009. At that date, the ASC became FASB’s official source of authoritative GAAP applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants, the Emerging Issues Task Force and other related literature. The FASB also issues Accounting Standards Updates (ASU). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

Subsequent Events — In May 2009, the FASB issued ASC 855, “Subsequent Events” (originally issued as FASB Statement No. 165, “Subsequent Events”) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events and the date through which subsequent events have been evaluated. ASC 855 is effective for periods ending after June 15, 2009.

In February 2010, the FASB issued FASB Accounting Standards Update 2010-09, “Subsequent Events: Amendments to Certain Recognition and Disclosure Requirements” (ASU 2010-09), which amends FASB ASC 855.  The update provides that SEC filers, as defined in ASU 2010-09, are no longer required to disclose the date through which subsequent events have been evaluated.  The update also requires SEC filers to evaluate subsequent events through the date the financial statements are issued rather than the date the financial statements are available to be issued.  ASU 2010-09 was effective upon its final issuance.

Updates to Fair Value Measurements and Disclosures — In 2009, FASB Staff Position 157-4, “Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,” was issued and later codified into ASC 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

New Accounting Standards to Be Adopted —  In January 2010, the FASB issued FASB ASU 2010-06, “Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements” (ASU 2010-06), which amends FASB ASC 820, “Fair Value Measurements and Disclosures.” The update provides additional disclosures for transfers into and out of Levels 1 and 2 fair value hierarchy and separate disclosures about purchases, issuances and settlements relating to Level 3 fair value hierarchy measurements and clarifies certain other existing disclosure requirements.  In addition ASU 2010-06 amends guidance on employers’ disclosures about postretirement benefit plan assets to require that disclosures be provided by classes of assets instead of by major categories of assets.  ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU No. 2010-06 will have on future financial statements.

3.	FAIR VALUE MEASUREMENTS

Fair value measurements are based on GAAP using an established framework for measuring and disclosing fair value for the various financial instruments within the Plan.

Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”  Fair value represents an exit price and that exit price should reflect all the assumptions that market participants would use in pricing the asset or liability.

Valuation techniques used to measure fair value are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s estimates and judgment about future events. These two types of inputs create the following fair value hierarchy:

●	Level 1 – Valuations are based on quoted prices for identical assets or liabilities in an active market.
●
Level 2 – Valuations are based on quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations for which all significant inputs are observable or can be corroborated by observable market data.

●
Level 3 – Assets or liabilities whose significant inputs are unobservable.  Valuations are determined using pricing models and discounted cash flow models and includes management judgment and estimation which may be significant.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value.  There have been no changes in methodologies used at December 31, 2009.

●
Common trust funds:  The fair value of the investments in the common trust funds is determined by the fund trustee based on the fair value of the underlying securities within the fund, which represent the net asset value of the shares held by the Plan at year-end.

●
Mutual funds:  The fair value of the investments in the mutual funds are based on observable market quotations and are valued at the closing price reported on the active market on which the individual securities are traded.

●
Common stock:  The fair value of these securities is based on observable market quotations and is valued at the closing price reported on the active market on which the individual securities are traded.

●
Loans to participants:  Participant loans are valued at the outstanding balances, which approximates fair value.  The determination of the fair value of participant loans includes management judgment on estimates of repayment rates of these loans which may be significant to the fair value measurement.

The following table sets forth by level within the ASC 820 (formerly, SFAS No. 157) fair value hierarchy the Plan’s financial assets that are accounted for at fair value on a recurring basis.  Our assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and the placement within the fair value hierarchy levels.

Recurring Fair Value Measurements	As of December 31, 2009
	Total	Level 1	Level 2	Level 3
Common trust funds:
T. Rowe Price Stable Value Fund	$3,218,267	$—	$3,218,267	$—
Mutual funds:
American Growth Fund of America	1,144,784	1,144,784	—	—
Equity Income Fund	996,886	996,886	—	—
Balanced Fund	577,141	577,141	—	—
PIMCO Total Return Fund	330,566	330,566	—	—
Spectrum Income Fund	182,064	182,064	—	—
Rainier Small/Mid Cap Equity Fund	118,768	118,768	—	—
International Growth and Income Fund	70,375	70,375	—	—
Retirement 2020 Fund	67,190	67,190	—	—
Retirement 2035 Fund	56,027	56,027	—	—
Goldman Sachs Mid Cap Value A Fund	55,477	55,477	—	—
Vanguard Total Stock Market Fund	43,583	43,583	—	—
Retirement 2015 Fund	40,289	40,289	—	—
Loomis Sayles Small Cap Value Fund	40,036	40,036	—	—
Retirement 2025 Fund	19,907	19,907	—	—
New Horizons Fund	13,115	13,115	—	—
Retirement 2040 Fund	7,643	7,643	—	—
Retirement 2045 Fund	4,032	4,032	—	—
Global Stock Fund	3,802	3,802	—	—
Retirement 2030 Fund	1,769	1,769	—	—
Common stock:
Century Aluminum Company common stock	1,711,678	1,711,678	—	—
Participant loans	413,625	—	—	413,625
TOTAL	$9,117,024	$5,485,132	$3,218,267	$413,625

Recurring Fair Value Measurements	As of December 31, 2008
	Total	Level 1	Level 2	Level 3
Common trust funds:
T. Rowe Price Stable Value Fund	$2,719,732	$—	$2,719,732	$—
Mutual funds:
American Growth Fund of America	930,691	930,691	—	—
Equity Income Fund	887,381	887,381	—	—
Balanced Fund	527,913	527,913	—	—
PIMCO Total Return Fund	288,621	288,621	—	—
Rainier Small/Mid Cap Equity Fund	162,501	162,501	—	—
International Growth and Income Fund	78,627	78,627	—	—
Spectrum Income Fund	64,999	64,999	—	—
Goldman Sachs Mid Cap Value A Fund	63,561	63,561	—	—
Retirement 2020 Fund	51,143	51,143	—	—
Loomis Sayles Small Cap Value Fund	38,019	38,019	—	—
Retirement 2035 Fund	37,779	37,779	—	—
Vanguard Total Stock Market Fund	34,003	34,003	—	—
New Horizons Fund	17,949	17,949	—	—
Retirement 2040 Fund	3,900	3,900	—	—
Retirement 2025 Fund	3,230	3,230	—	—
Global Stock Fund	2,593	2,593	—	—
Retirement 2045 Fund	1,924	1,924	—	—
Retirement 2030 Fund	995	995	—	—
Common stock:
Century Aluminum Company common stock	711,059	711,059	—	—
Participant loans	431,789	—	—	431,789
TOTAL	$7,058,409	$3,906,888	$2,719,732	$431,789

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2009 and 2008.

Change in Level 3 Fair Value Measurements during the years ended December 31:
	Participant Loans
	2009	2008
Beginning balance, January 1,	$431,789	$407,111
Issuances, repayments, and settlements - net	(18,164)	24,678
Ending balance, December 31,	$413,625	$431,789

4.	INVESTMENTS

As of December 31, 2009 and 2008, the participants could elect the investment options with T. Rowe Price as listed in the table below.

•	American Growth Fund of America
•	Balanced Fund
•	Goldman Sachs Mid Cap Value A Fund
•	International Growth and Income Fund
•	Rainier Small/Mid Cap Equity Fund
•	New Horizons Fund
•	PIMCO Total Return Fund
•	Loomis Sayles Small Cap Value Fund
•	Equity Income Fund
•	Spectrum Income Fund
•	T. Rowe Price Stable Value Fund
•	Vanguard Total Stock Market Fund
•	Global Stock Fund
•	Retirement 2015 Fund
•	Retirement 2020 Fund
•	Retirement 2025 Fund
•	Retirement 2030 Fund
•	Retirement 2035 Fund
•	Retirement 2040 Fund
•	Retirement 2045 Fund

In addition, participants could elect to invest in the common stock of Century Aluminum Company.

The following represents the fair value of investments that represent 5% or more of net assets available for benefits as of December 31, 2009 and 2008:

	2009	2008
T. Rowe Price Stable Value Fund	$3,218,267	$2,719,732
Century Aluminum common stock	1,711,678	711,059
American Growth Fund of America	1,144,784	930,691
Equity Income Fund	996,886	887,381
Balanced Fund	577,141	527,913

During the years ended December 31, 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/ (depreciated) in value by $1,863,349 and $(2,422,557), respectively.

	2009	2008
Century Aluminum Company common stock	$1,099,507	$(482,091)
Mutual Funds	763,842	(1,940,466)
Total	$1,863,349	$(2,422,557)

5.	INVESTMENT IN STABLE VALUE FUND

Employee contributions to common trust funds are maintained by T. Rowe Price in the T. Rowe Price Stable Value Fund (the “Fund”).  Participant contributions and rates of return are guaranteed by T. Rowe Price.  The accounts are credited with interest earnings on the underlying investments and charged for Plan withdrawals.  The common trust funds with T. Rowe Price are benefit-responsive contracts and therefore, are included in the Plan’s financial statements at contract value.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Limitations on the Ability of the Fund to Transact at Contract Value:

Restrictions on the Plan – Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer initiated events may limit the ability of the Fund to transact at contract value:

●	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA
●	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund
●	Any transfer of assets from the Fund directly into a competing investment option
●	The establishment of a defined contribution plan that competes with the Plan for employee contributions
●	Complete or partial termination of the Plan or its merger with another plan

Circumstances That Impact the Fund – The Fund invests in assets and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant net asset value (NAV) and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

●	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer
●	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow
●	Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract.  Wrap contracts are not transferable and have no trading market.  There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

The difference between the fair value and contract value of the Stable Value Fund at December 31, 2009 and 2008 is shown below. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

	2009	2008
Stable Value Fund at fair value	$3,218,267	$2,719,732
Stable Value Fund at contract value	3,121,623	2,745,227
Adjustment to contract value	$96,644	$(25,495)

The average yield and interest crediting rate for the T. Rowe Price Stable Value Fund during 2009 and 2008 was as follows.

	2009	2008
Average yield:
Based on annualized earnings (1)	4.23%	4.57%
Based on interest rate credited to participants (2)	4.26%	4.23%

(1)
Computed by dividing the annualized one-day GAAP earnings of the fund’s December 31, 2009 and 2008, respectively, investments (irrespective of the interest rate credited to the unit holders in the fund) by the fair value of its investments on that date.

(2)
Computed by dividing the annualized one-day earnings credited to the unit holders on December 31, 2009 and 2008, respectively, (irrespective of the actual earnings of the investments in the fund) by the fair value of the fund’s investments on that date.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to amend, suspend or terminate the Plan at any time and for any reason, subject to the terms of the collective bargaining agreement.  In the event the Plan terminates, the participants remain fully vested in their accounts and all account balances will be distributed in the form and manner determined by the Plan Administrator.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and common trust funds managed by T. Rowe Price.  T. Rowe Price is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.  In addition, certain Plan investments are shares of Century Aluminum Company common stock.  Century Aluminum Company is a related party of the Plan sponsor, and therefore, these transactions qualify as exempt party-in-interest transactions.

8.	RISKS AND UNCERTAINTIES

The Plan utilizes various investment instruments, including mutual funds, Century Aluminum Company common stock, and common trust funds.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

9.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 31, 2008, that the Plan and related trust are designed in accordance with the Internal Revenue Code (IRC). The Plan has been amended since receiving the opinion letter. However, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008.

	2009	2008
Net assets available for benefits per financial statements	$9,020,536	$7,105,235
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	96,644	(25,495)
Net assets available for benefits per Form 5500	$9,117,180	$7,079,740

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008.

	2009	2008
Increase (decrease) in net assets per the financial statements	$1,915,301	$(1,739,346)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	122,139	(44,163)
Net income (loss) per Form 5500	$2,037,440	$(1,783,509)

11.	SUBSEQUENT EVENTS

We have evaluated all subsequent events through the date the financial statements were issued.

Effective April 1, 2010, the Plan was amended to eliminate Century Aluminum Company common stock as an investment election option.  Any existing investments in the Century Aluminum Company common stock will remain unless directed otherwise by the participant.

After March 31, 2010, participant contribution investment elections that included Century Aluminum Company common stock were automatically redirected to a T. Rowe Price Retirement Fund based on the participant’s birth year.

******

SUPPLEMENTAL SCHEDULE

CENTURY ALUMINUM OF WEST VIRGINIA, INC./
UNITED STEELWORKERS OF AMERICA SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Shares	Current Value

*	T. Rowe Price	T. Rowe Price Stable Value Fund	3,121,623	$3,218,267
*	Century Aluminum Company	Century Aluminum Company common stock	105,729	1,711,678
*	T. Rowe Price	American Growth Fund of America	41,887	1,144,784
*	T. Rowe Price	Equity Income Fund	47,493	996,886
*	T. Rowe Price	Balanced Fund	32,867	577,141
*	T. Rowe Price	PIMCO Total Return Fund	30,608	330,566
*	T. Rowe Price	Spectrum Income Fund	15,416	182,064
*	T. Rowe Price	Rainier Small/Mid Cap Equity Fund	4,540	118,768
*	T. Rowe Price	International Growth and Income Fund	5,712	70,375
*	T. Rowe Price	Retirement 2020 Fund	4,602	67,190
*	T. Rowe Price	Retirement 2035 Fund	5,261	56,027
*	T. Rowe Price	Goldman Sachs Mid Cap Value A Fund	1,914	55,477
*	T. Rowe Price	Vanguard Total Stock Market Fund	1,645	43,583
*	T. Rowe Price	Retirement 2015 Fund	3,776	40,289
*	T. Rowe Price	Loomis Sayles Small Cap Value Fund	1,886	40,036
*	T. Rowe Price	Retirement 2025 Fund	1,876	19,907
*	T. Rowe Price	New Horizons Fund	513	13,115
*	T. Rowe Price	Retirement 2040 Fund	505	7,643
*	T. Rowe Price	Retirement 2045 Fund	399	4,032
*	T. Rowe Price	Global Stock Fund	235	3,802
*	T. Rowe Price	Retirement 2030 Fund	117	1,769
				8,703,399
*	Participants	Participant loans — (with maturity dates through 2014 at an interest rates ranging from 3.25% to 9.25% )		413,625
	TOTAL			$9,117,024

* Party-in-interest.

Note: Cost information is not required for participant-directed investments and, therefore, is not included.

CENTURY ALUMINUM OF WEST VIRGINIA, INC./
UNITED STEELWORKERS OF AMERICA SAVINGS PLAN
FORM 5500, SCHEDULE H - PART IV, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2009
Identity of party involved	Description of asset	Purchase price	Selling price	Lease rental	Expense incurred with transaction	Cost of asset	Current value of asset on transaction date	Net gain or (loss)

SERIES IN SAME SECURITY:
Vanguard Total Stock Market Fund	GIC	$665,955		NA	NA	$665,955	$665,955
Vanguard Total Stock Market Fund	GIC	(665,955)	$(596,563)	NA	NA	(665,955)	(596,563)	$(69,392)
T. Rowe Price Stable Value Fund	Common trust	715,611		NA	NA	715,611	715,611	—
T. Rowe Price Stable Value Fund	Common trust	(339,225)	(339,225)	NA	NA	(339,225)	(339,225)	—
Century Aluminum Company	Company stock	336,079		NA	NA	336,079	336,079	—
Century Aluminum Company	Company stock	(513,396)	(504,360)	NA	NA	(513,396)	(504,360)	(9,035)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Century Aluminum Company has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned thereunto duly authorized.

CENTURY ALUMINUM OF WEST VIRGINIA, INC. / UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

BY: /s/ Michael A. Bless
Michael A. Bless
Executive Vice President, Chief Financial Officer, Member of Retirement Committee
Century Aluminum Company
DATE: June 29, 2010

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm